Boucherville, August 13, 2008

Mr. Christopher White, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Cadiscor Resources Inc.

Answers to 2nd letter of comments dated August 1, 2008

Form 10-KSB for Fiscal Year Ended December 31, 2007

Filed  March 31, 2008.

File No. 0-52252

Dear Mr. White,

In answer to your second letter of comments, dated August 1, 2008 regarding the filing of Form 10-KSB December 31, 2007, on March 31, 2008, by Cadiscor Resources Inc. (“Cadiscor”), please find hereafter Cadiscor’s answer.

1.  Cadiscor will abide by your comment and will insert the following text in the link entitled: “Disclaimer”, section: “Disclaimer Policy” and subsection: “Disclaimer” before the paragraph concerning “Forward Looking Statements” of its website starting next week:

``CAUTIONARY NOTE TO U.S. INVESTORS -The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured," "indicated," or "inferred" which may not be consistent with the reserve definitions established by the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-KSB. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.``

Cadiscor Resources Inc

1570 Ampère, Suite 502

Boucherville, Québec J4B 7L4

Telephone : (450) 449-0066 Fax : (450) 449-1744

2. We added to our cover letter a statement from the Company acknowledging that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your constructive comments.

 Please accept our most distinguished salutations,

_____________________________

Michel Bouchard,

President

Cadiscor Resources Inc

1570 Ampère, Suite 502

Boucherville, Québec J4B 7L4

Telephone : (450) 449-0066 Fax : (450) 449-1744

STATEMENT

I, Michel Bouchard, President of the Company declares that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing of Form Form 10KSB/A1 for the period ending December 31, 2007;

• Staff comments from the U.S. Securities and Exchange Commission (“Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company recognizes that it may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 13, 2008

__________________________

Michel Bouchard,

President

Cadiscor Resources Inc.

Cadiscor Resources Inc.

1570 Ampère, Suite 502

Boucherville, Québec J4B 7L4

Telephone : (450) 449-0066 Fax : (45) 449-1744